Oplign, LLC

This Offering Summary summarizes the principal terms of the offering by **Oplign, LLC**, a Virginia limited liability company, of up to **$800,000** of its **Patriot Revenue Share Interests**.

You should read the **Form C Offering Memorandum**, **Subscription Agreement**, and **Operating Agreement** before deciding to invest.

Detailed information related to this offering can be found in the *Documents* section.

If you have any questions related to this offering, you can:

- Ask a question in the *Q&A* section
- Use the *Contact Us* button
- Contact Jeff Gibson at jeff@oplign.com
- Contact Folla Capital at cseifert@follacapital.com

Offering Summary

Type of Offering	Regulation Crowdfunding
Target Offering Amount	$350,000
Maximum Offering Amount	$800,000
Investors Allowed	Accredited Investors and Non-Accredited Investors
Affinity Group	Veteran-Owned
Security Type	Patriot Revenue Share Agreement
Price per Bond	$1,000
Minimum Investment	$1,000 (1 RSA Interest)
Percentage of Gross Revenue allocated to make Revenue Share Payments	10%
Revenue Share Multiple	1.8
Perks	See Perks Schedule in Subscription Agreement

Use of Funds

Description	At Maximum
Total Proceeds	$ 680,000
Less: Offering Expenses	(40,800)
Net Proceeds	**$ 639,200**
Use of Net Proceeds	
Land acquisition	$ 450,000
Civil engineering	189,200
Property taxes and insurance	-
Legal fees	-
Excise tax	-
Real estate commission	-
Total Use of Funds	*$ 639,200*



Things to Consider Before You Invest (The 4 "M"s)

Mission

Do I believe in what the company is trying to achieve?

Market

Do I believe there's a viable market for the product/service?

Management

Do I believe and have confidence in the management team?

Money

What is the potential return on my investment?

Oplign's Mission:

To Fully Optimize the Veteran Employment Market for all Vets and All Companies



The Market Product Fit - Veterans

- *Our tech is already adopted and* front facing on the career sites *of some of the largest and smartest Vet hiring companies in the market*

- *98% of Veterans and MilSpouse that start the alignment interaction with our tech finish the process and get full alignment to open jobs*

- *Proving our tech works on the hardest employment alignment problem (Transitioning Vets) at all kinds of companies (Tech, Bank, USG contractor) allows us to rapidly expand customer base and add other high value modules for enterprise optimization*

Mission | **Market** | Management | Money

The Oplign Market: The Size

Focus of this Raise


2023
2024
2025

Veterans

Students

Everyone

Fully Built Standard for a Unified Global Exchange Market: Scale, Speed, & Scope in Real Time, Everywhere



Scale

Speed

Scope (Precision)

∧

Oplign is like the world's most advanced Price Demand Intel Platform



Oplign is like the world's most advanced Material Supply Demand Platform



Oplign is like the world's most advanced "I need a Ride" Demand Platform





CEO
Mike Grow
20 yrs. Markets Algo Development
IT Consultant/A&D Executive
US Navy SEAL
Williams College
UT Austin – MBA



CTO
John Mass
25 yrs. Software Executive
Full Stack Engineer
GM ERP Company
Marquette Univ
MIT – MS



COO
Jeff Gibson
Fortune 100 Strategy
A&D Executive
US Navy SEAL
U of Missouri
Wash U in StL – MBA



CSO
Alex Calfee
Log & A&D Consultant
Log Industry Exec.
USMC Recon
Ohio State
Ohio State – MBA



SVP
Brian Halstead
Fortune 100 Ops
A&D Executive
US Army SF WO
US Army Ranger
HUMINT Expert

Why We Win:
A SpecOps Mentality with an MIT Capability

*<u>**We Dared & Won**</u>: We got here because we don't quit, we steal marches, have a lean tip to tail ratio, travel light freeze by night, etc.*

*<u>**We Understand Targeting = $$$**</u>: Our algos evolved from the "high value targeting" concepts of SpecOps: global coverage, cruise missile precise, 24/7/365 SCALE at SPEED*

*<u>**Force Multiplier for Any User**</u>: Proven solution generations ahead of anything else, "social proofed" by some of the most respected companies in the world*

*<u>**Continuous Mission Focus**</u>: Automate the data and awareness exchange everywhere so it is always revealing the "1" and "0" decision metrics – i.e. the true economic costs and value of any exchange*

Oplign, LLC
Statement of Income (Forecast)
For the years ended December 31

		2022		2023		2024		2025		2026		2027
Revenue												
Vetlign	$	497,493	$	589,000	$	2,040,000	$	2,724,000	$	3,444,000	$	4,200,000
Gradlign		-		432,000		1,494,000		2,052,000		2,640,000		3,228,000
Oplign Pro		-		722,500		3,735,000		5,595,000		7,695,000		10,035,000
Oplign Small Business		-		249,225		1,065,600		1,551,600		2,037,600		2,523,600
--Less churn		-		(99,639)		(416,730)		(596,130)		(790,830)		(999,330)
Total Revenue	$	**497,493**	$	**1,893,086**	$	**7,917,870**	$	**11,326,470**	$	**15,025,770**	$	**18,987,270**
Cost of Sales												
Customer Support	$	-	$	378,615	$	1,583,574	$	2,038,765	$	2,404,123	$	2,658,218
Total Cost of Sales		**-**		**378,615**		**1,583,574**		**2,038,765**		**2,404,123**		**2,658,218**
Gross Profit	$	**497,493**	$	**1,514,471**	$	**6,334,296**	$	**9,287,705**	$	**12,621,647**	$	**16,329,052**
Operating Expenses												
R&D Engineering	$	-	$	300,000	$	450,000	$	600,000	$	800,000	$	1,100,000
R&D Outsourced development		-		-		240,000		240,000		240,000		240,000
Marketing		17,707		283,964		791,787		906,118		901,546		759,491
Sales salaries and expenses		-		302,895		1,108,502		1,585,706		1,803,092		2,088,600
IT - AWS		32,608		56,793		237,536		283,162		300,515		379,745
Salaries		535,506		800,000		1,200,000		1,650,000		1,750,000		2,000,000
Other Operating expense		21,366		500,000		1,200,000		2,250,000		4,500,000		6,000,000
Total Operating Expenses	$	**607,187**	$	**2,243,652**	$	**5,227,825**	$	**7,514,986**	$	**10,295,153**	$	**12,567,836**
Income from Operations	$	**(109,694)**	$	**(729,181)**	$	**1,106,471**	$	**1,772,719**	$	**2,326,494**	$	**3,761,216**
Other Income(Expense)												
RSA interest	$	-	$	(40,997)	$	(174,193)	$	(249,182)	$	(164,200)	$	-
Total Other Income(Expense)		**(108,955)**		**(71,957)**		**(244,153)**		**(334,142)**		**(269,160)**		**(134,960)**
Income before Taxes	$	**(218,649)**	$	**(801,138)**	$	**862,318**	$	**1,438,577**	$	**2,057,334**	$	**3,626,256**
Provision for Taxes												
Total Provision for Taxes		**-**		**-**		**-**		**-**		**-**		**-**
Net Income	$	**(218,649)**	$	**(801,138)**	$	**862,318**	$	**1,438,577**	$	**2,057,334**	$	**3,626,256**

Mission | Market | Management | **Money**



Oplign, LLC
Statement of Income (Forecast)
$20,000,000
$15,000,000
$10,000,000
$5,000,000
$0
$5,000,000
2022
2023
2024
2025
2026
2027
Total Revenue
Gross Profit
Total Expenses
Net Income

Oplign, LLC
Balance Sheet (Forecast)
As of December 31

	2023	2024	2025	2026	2027
Current Assets					
Cash and Cash Equivalents	$ 306,002	$ 162,849	$ 1,098,694	$ 2,832,988	$ 6,212,328
Accounts receivable	450,000	850,000	1,145,000	1,450,000	1,800,000
Total Current Assets	**756,002**	**1,012,849**	**2,243,694**	**4,282,988**	**8,012,328**
Property and Equipment					
Furniture and Equipment	8,505	8,505	8,505	8,505	8,505
Accumulated Depreciation	(2,153)	(3,113)	(4,073)	(5,033)	(5,993)
Total Property and Equipment	**6,352**	**5,392**	**4,432**	**3,472**	**2,512**
Other Assets					
Software Development Costs	12,500	345,000	420,000	520,000	670,000
Start Up Costs	15,395	15,395	15,395	15,395	15,395
Accumulated Amortization	(133,912)	(202,912)	(286,912)	(390,912)	(524,912)
Total Other Assets	**(106,017)**	**157,483**	**148,483**	**144,483**	**160,483**
Total Assets	**$ 656,337**	**$ 1,175,724**	**$ 2,396,609**	**$ 4,430,943**	**$ 8,175,323**
Current Liabilities					
Accrued Expenses	$ 268,272	$ 202,958	$ 302,407	$ 488,389	$ 606,513
Credit Cards	10,000	10,000	10,000	10,000	10,000
Total Current Liabilities	**278,272**	**212,958**	**312,407**	**498,389**	**616,513**
Long Term Liabilities					
Startup loans	39,916	-	-	-	-
Member loans	16,000	-	-	-	-
RSA balance	747,824	526,123	208,982	-	-
Total Long Term Liabilities	**803,740**	**526,123**	**208,982**	**-**	**-**
Other Liabilities					
Total Other Liabilities	**-**	**-**	**-**	**-**	**-**
Total Liabilities	**$ 1,082,012**	**$ 739,081**	**$ 521,389**	**$ 498,389**	**$ 616,513**
Stockholder Equity					
Paid-in capital	$ 63,788	$ 63,788	$ 63,788	$ 63,788	$ 63,788
Retained Earnings	(489,463)	372,855	1,811,432	3,868,766	7,495,022
Total Stockholder Equity	**$ (425,675)**	**$ 436,643**	**$ 1,875,220**	**$ 3,932,554**	**$ 7,558,810**
Total Liabilities and Equity	**$ 656,337**	**$ 1,175,724**	**$ 2,396,609**	**$ 4,430,943**	**$ 8,175,323**

Oplign, LLC
Statement of Cash Flows (Forecast)
For the years ended December 31

	2023	2024	2025	2026	2027
Cash Flows from Operating Activities					
Net Income (Loss) From Operations	$ (801,138)	$ 862,318	$ 1,438,577	$ 2,057,334	$ 3,626,256
Depreciation and Amortization	30,960	69,960	84,960	104,960	134,960
Change in 'Credit Cards'	1,359	-	-	-	-
Change in 'Accounts receivable'	(132,800)	(400,000)	(295,000)	(305,000)	(350,000)
Cash Provided(Used) by Operating Activities	$ (633,347)	$ 466,964	$ 1,327,986	$ 2,043,276	$ 3,529,340
Cash Flows from Investment Activities					
Change in 'Start Up Costs'	$ -	$ -	$ -	$ -	$ -
Change in 'Software Development Costs'	133,341	(332,500)	(75,000)	(100,000)	(150,000)
Change in 'Furniture and Equipment'	-	-	-	-	-
Cash Provided(Used) by Investment Activities	$ 133,341	$ (332,500)	$ (75,000)	$ (100,000)	$ (150,000)
Cash Flows from Financing Activities					
Change in 'Paid-in capital'	$ -	$ -	$ -	$ -	$ -
Change in 'RSA balance'	747,824	(221,701)	(317,141)	(208,982)	-
Change in 'Member loans'	-	(16,000)	-	-	-
Change in 'Startup loans'	-	(39,916)	-	-	-
Distribution/Adj to retained earning	-	-	-	-	-
Cash Provided(Used) by Financing Activities	$ 747,824	$ (277,617)	$ (317,141)	$ (208,982)	$ -
Net Increase(Decrease) in Cash	247,818	(143,153)	935,845	1,734,294	3,379,340
Cash at Beginning Of Period	58,184	306,002	162,849	1,098,694	2,832,988
Cash at End Of Period	$ 306,002	$ 162,849	$ 1,098,694	$ 2,832,988	$ 6,212,328

Mission | Market | Management | **Money**



Oplign, LLC
Summary of Cash Flows (Forecast)
$7,000,000
$6,000,000
$5,000,000
$4,000,000
$3,000,000
$2,000,000
$1,000,000
$0
2023
2024
2025
2026
2027